

03052341

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53580

RECEIVED OCT 01 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2002 (MM/DD/YY) AND ENDING JUNE 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL STRATEGIC INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 BRICKELL AVENUE, SUITE 2030
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANCO CASTRO 305-373-3326
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name - *if individual, state last, first, middle name*)

2699 SOUTH BAYSHORE DRIVE (Address) MIAMI (City) FLORIDA (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANCO CASTRO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL STRATEGIC INVESTMENTS, LLC, as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS



N. CAPOTE
MY COMMISSION # DD 073113
EXPIRES: November 19, 2005
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member
Global Strategic Investments, LLC
Miami, FL

We have audited the accompanying statement of financial condition of Global Strategic Investments, LLC as of June 30, 2003, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended and for the period from inception (September 19, 2001) through June 30, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Strategic Investments, LLC as of June 30, 2003, and the results of its operations and its cash flows for the year then ended and for the period from inception (September 19, 2001) through June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Miami, Florida
August 5, 2003

GLOBAL STRATEGIC INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$	116,072
RECEIVABLE FROM BROKER (NOTE 4)		1,205,832
PROPERTY AND EQUIPMENT (NOTE 2)		75,480
OTHER ASSETS		163,891
		1,561,275

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable (Note 6)	$	74,359
Accrued liabilities		244,429
Total liabilities		318,788
LEASE COMMITMENTS (NOTE 5)		
MEMBER'S EQUITY		1,242,487
	$	1,561,275

See accompanying notes.

GLOBAL STRATEGIC INVESTMENTS, LLC
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2003 AND THE PERIOD FROM INCEPTION (SEPTEMBER 19, 2001) THROUGH JUNE 30, 2002

	2003	2002
REVENUES		
Advisory fees	$ 35,000	$ -
Commissions	2,398,339	-
Interest and dividends	24,323	2,255
Total revenues	2,457,662	2,255
EXPENSES		
Clearing charges	183,577	-
Commissions	971,385	-
Contract services	67,297	-
Depreciation and amortization (Note 2)	9,051	-
Insurance	11,282	315
Licenses and permits	8,090	4,500
Management fees (Note 6)	234,958	-
Other general and administrative	70,245	240
Professional fees	107,548	2,500
Quotations and research	57,855	-
Rent (Note 5)	50,952	-
Salaries	297,494	-
Telephone	39,254	-
Travel	105,482	-
Total expenses	2,214,470	7,555
NET INCOME (LOSS)	$ 243,192	$(5,300)

See accompanying notes.

GLOBAL STRATEGIC INVESTMENTS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2003 AND THE PERIOD FROM INCEPTION (SEPTEMBER 19, 2001) THROUGH JUNE 30, 2002

Member's Equity as of September 19, 2001	$	-
Net loss	(	5,300)
Deficiency in assets as of June 30, 2002	(	5,300)
Capital Contributions		36,535
Conversion of subordinated notes to member's equity (Note 7)		1,025,000
Capital withdrawals	(	56,940)
Net income		243,192
Member's Equity as of June 30, 2003	**$**	**1,242,487**

See accompanying notes.

GLOBAL STRATEGIC INVESTMENTS, LLC
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2003 AND THE PERIOD FROM
INCEPTION (SEPTEMBER 19, 2001) THROUGH JUNE 30, 2002

SUBORDINATED LIABILITIES - SEPTEMBER 19, 2001	$	-
ISSUANCE OF SUBORDINATED NOTES		1,025,000
SUBORDINATED LIABILITIES - JUNE 30, 2002		1,025,000
CONVERSION OF SUBORDINATED NOTES TO MEMBER'S EQUITY (NOTE 7)	(	1,025,000)
SUBORDINATED LIABILITIES - JUNE 30, 2003	$	-

See accompanying notes.

GLOBAL STRATEGIC INVESTMENTS, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003 AND THE PERIOD FROM
INCEPTION (SEPTEMBER 19, 2001) THROUGH JUNE 30, 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 243,192	$(5,300)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	9,051	-
Changes in operating assets and liabilities:		
Receivable from broker	(1,205,832)	-
Other assets	(163,891)	-
Accounts payable and accrued liabilities	318,788	-
Total adjustments	(1,041,884)	-
Net cash used in operating activities	(798,692)	(5,300)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(47,996)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distributions	(56,940)	-
Proceeds from issuance of subordinated liabilities	-	1,025,000
Net cash provided by (used in) financing activities	(56,940)	1,025,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(903,628)	1,019,700
CASH AND CASH EQUIVALENTS - BEGINNING	1,019,700	-
CASH AND CASH EQUIVALENTS - ENDING	$ 116,072	$ 1,019,700
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$ -	$ -
Supplemental Disclosure of Non-Cash Investing and Financing Activities:		
In-kind property contribution to member's equity	$ 36,535	$ -
Conversion of subordinated notes to member's equity	$ 1,025,000	$ -

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Global Strategic Investments, LLC (the Company), a wholly owned subsidiary of Global Securities Holdings, LLC, is registered with the Securities and Exchange Commission (SEC) as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities. The Company acts in an agency capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission. The Company's membership in the National Association of Securities Dealers, Inc. (NASD) become effective June 6, 2002.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and the NASD. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of five and seven years.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is not subject to income taxes as the taxable income or loss is reportable on the tax return of its member.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2003:

Furniture and fixtures	$	13,000
Leasehold improvements		34,996
Office equipment		36,535
		84,531
Less accumulated depreciation and amortization	(	9,051)
	$	75,480

Depreciation and amortization expense amounted to $9,051 for the year ended June 30, 2003.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth (one-eighth during the first twelve months of operations) of "Aggregate Indebtedness", as defined. At June 30, 2003, the Company's "Net Capital" was $963,116, which exceeded the requirements by $863,116, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.33 to 1.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by Bear Stearns Securities Corp., whose principal office is in New York City. At June 30, 2003, the receivable from broker included in the accompanying statement of financial condition, is due from this broker.

NOTE 5. LEASE COMMITMENTS

The Company is obligated under non-cancelable operating leases for office facilities and equipment. The Company has secured the office lease with a stand-by letter of credit for $40,000. Although the Company is obligated for these non-cancelable leases, a related party incurred these expenses commencing June 2003. Approximate future minimum payments under the non-cancelable operating leases and service contracts for the twelve-month periods subsequent to June 30, 2003 are as follows:

2004	$ 173,000
2005	180,000
2006	185,000
2007	190,000
2008	196,000
Thereafter	52,000
	$ 976,000

Rent expense on facilities, before the Company entered into a management agreement, amounted to $50,952 for the year ended June 30, 2003.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities for the Company in consideration of a management fee. At June 30, 2003 the Company owed the management company $51,560. For the year ended June 30, 2003 the Company incurred $234,958 of management fees. For the year ended June 30, 2003, the Company executed trades on behalf of an entity related by common management, receiving $123,498 in commission income. These trades represent approximately 13% of the Company's total trades for the period.

NOTE 7. SUBORDINATED LIABILITIES

As part of the Company's capitalization, subordinated note agreements were executed with approval from the NASD. Effective March 13, 2003, all subordinated notes were converted to equity with the approval of the NASD. The subordinated note holders waived interest on all subordinated notes.

SUPPLEMENTARY INFORMATION

GLOBAL STRATEGIC INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
JUNE 30, 2003

	2003	2002
CREDITS		
Member's equity	$	1,242,487
Total credits		1,242,487
DEBITS		
Property and equipment, net		75,480
Other assets		163,891
Guarantee through a stand-by letter of credit		40,000
Total debits		279,371
NET CAPITAL		963,116
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $318,788		100,000
EXCESS NET CAPITAL	$	863,116
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.33 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable	$	74,359
Accrued liabilities		244,429
Total aggregate indebtedness	$	318,788

RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF JUNE 30, 2003

Net capital as reported in Company's Part IIA (unaudited) Focus report	$	981,769
Net audit adjustments (primarily arising from a net trade date adjustment)		30,131
Increase in non-allowable assets	(	48,784)
Net capital per above	$	963,116

See independent auditors' report.

GLOBAL STRATEGIC INVESTMENTS, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2003

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Global Strategic Investments, LLC
Miami, FL

In planning and performing our audit of the financial statements and supplementary information of Global Strategic Investments, LLC (the Company) for the year ended June 30, 2003 and the period from inception (September 19, 2001) through June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Miami, Florida
August 5, 2003